                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                              For February 7, 2006
                         Commission File Number 0- 50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

     36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X              Form 40-F
                                 -----                     -------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                 No   X
                            -----              -----

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to update its shareholders on activities at the Firefly Project in Utah.

As announced in a press release dated January 23, 2006, Northwestern is currently working to obtain a permit that will allow the company's geological team to enter the past-producing Firefly Mine. During the ongoing application process, Northwestern has been advised that the Bureau of Land Management (BLM)
is currently conducting a study of historical mine impacts in the La Sal Creek mineralized district. The survey will cover the entire La Sal uranium district in San Juan County, southeastern Utah.

"Northwestern supports the actions of the BLM as it conducts its evaluation of the area," said Kabir Ahmed, Chairman and CEO of Northwestern. "The results from this study will help the company further understand and evaluate the Firefly
Project property. It will also provide additional information to assist
Northwestern in determining how the company should proceed with the Firefly option agreement."

The company will provide further updates as the results of the BLM survey become available.

Northwestern has the right to acquire up to 100% ownership of the Firefly
Project, which contains 39 mineral claims covering 315 hectares (780 acres) and includes the past-producing uranium-vanadium Firefly and Gray Daun Mines."

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Northwestern Mineral Ventures Inc.

                                       By: /s/ Kabir Ahmed
                                       -------------------
                                           Kabir Ahmed
                                       Chief Executive Officer

Date: February 7, 2006